February 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust
Registration Statement on Form N-1A
File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 15, 2022 in connection with the Trust’s Post-Effective Amendment No. 78 (“PEA No. 78”) to the above-referenced registration statement on Form N-1A, filed with the Commission on December 30, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 78 is scheduled to become effective on March 1, 2022.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 82”). PEA No. 82 is marked to show changes made from PEA No. 78. For the convenience of the Staff, the comments have been summarized below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 78.

Prospectus

Fund Summary

1.

Staff Comment: Please confirm supplementally that the expiration date of the expense limitation agreement referred to in footnote 4 to the Annual Fund Operating Expenses table on page S-1 will be at least one year from the effective date of the prospectus.

Response: The Trust so confirms.

2.

Staff Comment: We note that the Fund’s bitcoin strategy has been expanded to add options on bitcoin and bitcoin ETFs, as well as to invest in pooled investment vehicles that invest in bitcoin futures contracts. Please explain supplementally why the strategy has been expanded in this way. Did the pre-existing bitcoin strategy present limitations or unexpected investment results that prompted the change?

Response: The expansion of the Fund’s bitcoin strategy is intended to give the Fund the flexibility to invest in the products that provide exposure to bitcoin or bitcoin futures contracts with the most favorable liquidity and economic characteristics (e.g., price, exchange fees, margin requirements, etc.) at a given time. The universe of instruments providing exposure to bitcoin has evolved to become broader than simply listed options on bitcoin futures contracts and pooled investment vehicles that invest in bitcoin, and the inclusion of these instruments in the bitcoin strategy would allow the Fund the flexibility to invest in this wider array of instruments as market conditions warrant. However, as discussed in response to Staff Comment 9 below, PEA No. 82 has been revised to remove references to OTC options on bitcoin.

3.

Staff Comment: In describing the Bitcoin strategy on page S-2 and elsewhere, the prospectus states that the strategy seeks to generate returns by, among other things, selling put options on bitcoin. Please confirm supplementally that such options on bitcoin will be cash settled rather than physically settled.

Response: The Trust confirms that the put options on bitcoin would be cash settled. However, as discussed in response to Staff Comment 9 below, PEA No. 82 has been revised to remove references to OTC options on bitcoin.

4.	Staff Comment: Please explain supplementally how the liquidity of options on bitcoin compares to the liquidity of options on bitcoin futures.

Response: As discussed in response to Staff Comment 9 below, PEA No. 82 has been revised to remove references to OTC options on bitcoin.

5.

Staff Comment: On page S-2, the prospectus defines “bitcoin ETFs” as ETFs that invest in bitcoin or in bitcoin futures contracts. References to investing in ETFs that invest in bitcoin are too speculative, as no such products exist and such products may not exist in the future. Accordingly, please remove all such references.

Response: The requested change has been made.

6.

Staff Comment: Please revise the disclosure on page S-2 and elsewhere to clarify that the “other pooled investment vehicles, such as registered or private funds, that themselves invest in bitcoin or bitcoin futures contracts” includes bitcoin futures ETFs.

Response: The requested change has been made.

7.

Staff Comment: Regarding the limitation on investment in the bitcoin strategy on page S-3, please explain supplementally the implications of the phrase “at the time of sale” with respect to options on bitcoin futures contracts and bitcoin futures ETFs. If the market price of bitcoin changes significantly, could the Fund invest significantly more than 10% of its net assets in the bitcoin strategy?

Response: The Fund’s sale of options on bitcoin futures contracts or bitcoin futures ETFs is limited such that the Fund will not sell additional options if, at the time of sale, the maximum possible margin that the Fund could be required to post with respect to such options (i.e., the notional value of such options based on their strike price) would exceed 10% of the Fund’s net assets. The Fund measures its total investment in the bitcoin strategy as the notional value of outstanding options based on their strike price plus the value of net assets attributable to investments in pooled investment vehicles, if any. For example, if the total notional value of outstanding options based on their strike price is 6% of the Fund’s net assets, and 3% of the Fund’s net assets are invested in pooled investment vehicles, then the Fund has invested a total of 9% of its net assets in the bitcoin strategy.

The Fund does not intend to close out options positions or sell its investment in any pooled investment vehicles as a result of market movement. As a result, it is theoretically possible that the value of its bitcoin-related investments could increase or the value of the other sleeves could decrease to a degree that the Fund could have more than 10% of its net assets invested in the bitcoin strategy. However, the Fund would not sell additional options on bitcoin futures contracts or bitcoin futures ETFs, and would not make additional investments in pooled investment vehicles that invest in bitcoin or bitcoin futures contracts, until such time as the Fund’s investment in the bitcoin strategy dropped below 10% of the Fund’s net assets, measured in the manner described above. Because the amount of assets invested in the bitcoin strategy would likely decrease at the next monthly expiration of the Fund’s option positions, it is unlikely that the Fund’s investment in the bitcoin strategy would exceed 10% of the Fund’s net assets for a significant period of time.

8.

Staff Comment: Please revise the disclosure on page S-3 to clarify how the total investment in the bitcoin strategy is calculated during times when the Fund is invested in both options on bitcoin futures contracts or bitcoin futures ETFs and in pooled investment vehicles that invest in bitcoin or bitcoin futures contracts.

Response: The disclosure has been revised as shown below:

The Fund’s investments in single family real estate, alternative lending-related securities and healthcare royalties will generally be treated as illiquid, and certain other of the Fund’s investments may be treated as illiquid. The Fund may invest at the time of purchase up to 15% of its net assets in illiquid securities. As a result, the Fund’s investment in each of the alternative lending, single family real estate and healthcare royalties strategies, both individually and in the aggregate, will be limited to 0-15% of the Fund’s net assets. The Fund’s investment in each of the reinsurance, market risk transfer and style premium strategies will range from 0-75% individually and from 50-100% in the aggregate of the Fund’s net assets, and the Fund’s investment in the bitcoin strategy will range from 0-10% of the Fund’s net assets at the time of sale or purchase, as applicable. Although ~~The~~ the Fund generally measures its investment in options sold as of a given day as the amount of margin actually posted by the Fund with respect to such options, in the case of put options on bitcoin futures contracts or bitcoin futures ETFs, the Fund will not sell such instruments if, at the time of sale, the maximum possible margin that the Fund could be required to post with respect to such options (i.e., the notional value of such options based on their strike price) would exceed 10% of the Fund’s net assets. In addition, the Fund measures its investment in the bitcoin strategy as the sum of the notional value of any such outstanding options based on their strike price plus the percentage of the Fund’s net assets invested in any pooled investment vehicles that invest in bitcoin or bitcoin futures contracts. This means that the Fund will not make any further investments in such pooled investment vehicles if, at the time of purchase, the Fund’s investment in the bitcoin strategy would exceed 10% of the Fund’s net assets. However, because the Fund does not generally intend to close out options positions or sell or otherwise dispose of investments in pooled investment vehicles as a result of market movements, the Fund may at times have more than 10% of its net assets in the bitcoin strategy.

9.

Staff Comment: On page S-6, the prospectus states that the options on bitcoin sold by the Fund may be exchange-traded or OTC. Please remove all references to OTC options on bitcoin, as they are not in keeping with the Commission’s desire to limit investments to digital assets traded on U.S.-regulated exchanges.

Response: The requested change has been made.

10.	Staff Comment: Please revise the disclosure in the second paragraph under “Bitcoin” on page S-6 to explain in plain English what the “strike price” of an option is.

Response: The requested change has been made.

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Lizzie Gomez, Stone Ridge Asset Management LLC

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